Longeveron Inc.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

July 28, 2023

Division of Corporate Finance
Office of Life Sciences

U.S. Securities and Exchange Commission

Mail Stop 3720

100 F Street N.E.

Washington, D.C. 20005

Attn:	Doris Stacey Gama Laura Crotty

Re:	Longeveron Inc.
Registration Statement on Form S-1
Filed June 27, 2023
File No. 333-272946

Dear Ms. Gama and Ms. Crotty:

We are writing in connection with the above-captioned matter regarding the Registration Statement on Form S-1, File No. 333-272946, of Longeveron Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2023 (the “Form S-1”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated July 11, 2023 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold).

Cover Page

1.	Please revise the heading on your cover page to quantify the volume of transferable subscription rights you will be registering. Additionally, given this is not a firm commitment offering, shareholders may not exercise the entire amount distributed and R.F. Lafferty & Co., Inc. is not required to arrange for the purchase and sale of any specific number or dollar amount of transferable subscription rights, please delete the reference to the total amount of proceeds you may receive in the heading on the cover page.

Response: The Company has revised the cover page of its Form S-1 to allow for inclusion of the quantity of the volume of transferable subscription rights the Company will be registering. In addition, the Company has removed the reference to the total amount of proceeds that may be received in the heading on the cover page.

2.	We note that R.F. Lafferty & Co., Inc. has agreed to use its “commercially reasonable efforts” to place any unsubscribed shares for an additional period of up to 45 days. Please clarify whether “commercially reasonable” efforts differs from best efforts. If so, please explain.

Response: The Company has revised the disclosure on the cover page and on elsewhere in the Form S-1 to clarify that R.F. Lafferty & Co. has agreed to use best efforts to place any unsubscribed shares for the additional 45 day period.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact our counsel, Jennifer Minter, Esq., at (412) 562-8444 if you have any questions regarding this matter.

Sincerely,

/s/ Wa’el Hashad
Wa’el Hashad
Chief Executive Officer

cc:	Jennifer R. Minter, Esq.